SNIPP INTERACTIVE INC.

SNIPP PROVIDES NEW GIFTCARD & LOYALTY PLATFORM FOR LEDER &

SCHUH, ONE OF THE LARGEST SHOE RETAILERS IN EUROPE

March 5, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of mobile marketing solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), announced that it launched a new gift-card and loyalty platform for the LEDER & SCHUH Group in partnership with Swiss Post Solutions. This is the first implementation of Snipp’s new SnippLoyalty platform, the customer loyalty platform that Snipp had purchased from Swiss Post Solutions earlier this year.

The LEDER & SCHUH Group is one of Europe's largest shoe retailers, generates over €500 million in revenues and employs over 3,500 people in more than 340 locations. The company has a presence across 10 countries across Central and Eastern Europe including Austria, Germany, Slovenia, Slovakia, Croatia, Czech Republic Poland, Hungary, Romania and Bulgaria and owns four different brands including Humanic, Jello, Shoe4You and Stiefelkönig.

The first phase of the platform implementation had focused on the launch of gift-cards for all LEDER & SCHUH brands, starting with Austria in July 2014 and rolling out to more countries since. In February 2015, the existing loyalty platform of Stiefelkönig was replaced with the new SnippLoyalty solution.

The implementation for LEDER & SCHUH was designed to support the currency, regulatory and language requirements specific to the company. Program members who make a purchase abroad will earn a bonus in their local currency. The SnippLoyalty back-office administration platform and the customer facing member portals support 10 different languages to ensure that program administrators and participating members are able to interact with the program in their local languages. Further, the SnippLoyalty promotion and voucher engine is also able to handle the various financial restrictions specific to each country the program is deployed in.

“We built the SnippLoyalty platform to be flexible enough to meet the complex cross-boundary requirements of today’s businesses – to be able to support multiple languages, currencies, regulations and brands all at the same time,” said Frank Sweeney, Snipp’s MD for Ireland. “Launching this program with the LEDER & SCHUH Group is a real validation of the solution and reinforces our platform.”

“This is the first new client on the SnippLoyalty platform we recently acquired and a vindication of our ongoing strategy,” said Atul Sabharwal, CEO of Snipp. “The platform’s real-time integration with points-of-sale and the flexibility with which it can be configured are real market differentiators and we expect to continue to add new retailer-based clients in developed and developing markets. Further, by integrating SnippLoyalty with SnippCheck, our receipt processing solution, we will be able to offer brands a true soup-to-nuts loyalty platform specifically targeted to their needs. This is a completely new market-space and one that has tremendous potential in the future.”

About Snipp:

Snipp’s technology platform enables our clients to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide a full spectrum of services including campaign conceptualization, rules and legal, design, execution, rewards provisioning and fulfillment. Snipp was recently selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

Please visit the all-new Snipp website at www.snipp.com for more information on our solutions and for examples of Snipp programs in the marketplace.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

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